LAW OFFICES

THOMPSON WELCH SOROKO & GILBERT LLP

450 PACIFIC AVENUE, SUITE 200

SAN FRANCISCO, CA 94133-4645

(415) 262-1200

FACSIMILE
RICHARD S. SOROKO	(415) 262-1212
E-mail: richard@TWSGLAW.com

SAN RAFAEL OFFICE
(415) 448-5000

November 5, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AgeX Therapeutics, Inc.
Preliminary Proxy Material

Ladies and Gentlemen:

This letter is being submitted in connection with the filing of a preliminary proxy statement and form of proxy by AgeX Therapeutics, Inc. (“AgeX”). The proxy materials relate to AgeX’s annual meeting of stockholders at which the stockholders will be asked to vote on the following matters: (1) the election of directors; (2) the ratification of the appointment of AgeX’s independent registered public accountants; and (3) approval of a proposal to allow Juvenescence Limited (“Juvenescence”), AgeX’s largest stockholder, to acquire additional shares of AgeX common stock through the exercise of warrants or the conversion of all or a portion of the principal amount of certain loans to AgeX if as a result of the acquisition Juvenescence would (a) acquire more than 19.9% of AgeX common stock outstanding as of March 30, 2020 at a price less than the applicable market value of AgeX common stock or book value per share, and/or (b) own 50% or more of the outstanding shares of AgeX common stock (the “Juvenescence Proposal”).

The Juvenescence Proposal

The Juvenescence Proposal is being submitted for stockholder approval in accordance with a covenant in a Secured Credit Facility Agreement, as amended (the “Loan Agreement”), between AgeX and Juvenescence pursuant to which Juvenescence has been providing debt financing to AgeX. AgeX has issued to Juvenescence certain common stock purchase warrants (“Warrants”), in amounts determined by a formula in the Loan Agreement, as loan funds are advanced to AgeX.

AgeX common stock is listed on NYSE American (the “Exchange”) and AgeX must comply with the listing requirements of the Exchange. Section 713 of the Exchange Company Guide requires listed companies to obtain stockholder approval as a prerequisite to Exchange listing approval before: (i) issuing additional shares in a transaction involving the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into common stock) equal to 20% or more of stock outstanding (determined as of the date of the particular transaction agreement) for less than the greater of book or market value of the Exchange listed common stock (the “20% Rule”), and (ii) issuing shares that will result in a change of control of the listed company (the “Change of Control Rule”). While the Exchange has not defined “change of control”, the Exchange considers any issuance of stock to be subject to the Change of Control Rule if the issuance of stock would result in a stockholder holding 50% or more of a listed company’s outstanding stock.

Securities and Exchange Commission

November 5, 2020

The Loan Agreement permits the outstanding principal amount of loans to be converted into shares of AgeX common stock. To comply with the Exchange’s 20% Rule and Change of Control Rule, the Loan Agreement contains a “19.9 % blocker” provision and a “change of control blocker” provision intended to prevent an exercise of the loan conversion rights that would violate the 20% Rule or the Change of Control Rule. A Warrant Agreement governing the Warrants also contains a “change of control blocker” provision intended to prevent an exercise of Warrants that would violate the Change in Control Rule. The exercise price of the Warrants is set with reference to the market price of AgeX common stock so the 20% Rule would have no effect on the exercise of Warrants by Juvenescence. If the Juvenescence Proposal is approved by AgeX stockholders, Juvenescence would be able to acquire additional shares of AgeX common stock in compliance with the Exchange’s rules through the conversion of the principal amount of outstanding loans or through the exercise of Warrants without the limitations that otherwise would be imposed by the “19.9% blocker” and the “change of control blocker” provisions of the Loan Agreement or Warrant Agreement.

The preliminary proxy statement contains a more detailed discussion of the Juvenescence Proposal, including possible consequences of Juvenescence acquiring 50% or more of the outstanding shares of AgeX common stock.

Annual Meeting Date and Planned Mailing Date

AgeX’s annual meeting will be held on December 28, 2020. AgeX plans to mail the proxy materials on or around November 27, 2020.

Please direct any questions or comments to the undersigned at (415) 298-2171 or by email to rsoroko@twsglaw.com with a copy to AgeX’s Chief Financial Officer, Andrea Park, at apark@agexinc.com.

Very truly yours

/s/ Richard S. Soroko
Richard S. Soroko